As filed with the Securities and Exchange Commission on April 8, 2011.
Registration No. 333-158577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
WESTMORELAND COAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1221	23-1128670
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Number)
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903
Telephone: (719) 442-2600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Jennifer S. Grafton
General Counsel
Westmoreland Coal Company
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903
Telephone: (719) 442-2600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:
John Elofson
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

Explanatory Note
This Post-Effective Amendment No. 4 to Form S-1 (this “Post-Effective Amendment”) is being filed pursuant to Section 10(a)(3) of the Securities Act to update our registration statement on Form S-1 (Registration No. 333-158577) (the “Registration Statement”), which was initially declared effective by the Securities and Exchange Commission on May 22, 2009, (i) to include the information contained in certain periodic filings filed with the SEC, and (ii) make certain other updating revisions to the information contained herein so that such information is current as of the date of filing.
All filing fees payable in connection with the registration of these securities were previously paid.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither Westmoreland Coal Company nor the selling securityholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 8, 2011
WESTMORELAND COAL COMPANY

3,766,715 Shares of Common Stock, $2.50 par value

This prospectus relates to the resale, from time to time, by selling securityholders of 3,766,715 shares of Westmoreland Coal Company common stock. Shares of common stock offered by selling securityholders consist of: (a) 1,877,946 shares acquired upon conversion of 9% senior secured convertible promissory notes; (b) 1,403,761 shares purchased by certain selling securityholders in the open market; (c) 6,318 shares issuable upon conversion of depositary shares representing fractional interests in our Series A Preferred Stock purchased by a selling securityholder in the open market; and (e) 478,690 shares that have been or will be contributed by us to the Westmoreland Coal Company Retirement Plan Trust from time to time in satisfaction of certain funding obligations we have to the trust. The selling securityholders received the securities in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. All securities, except for those being contributed to the Westmoreland Retirement Plan Trust, are being registered pursuant to registration rights agreements with selling securityholders.
The prices at which the selling securityholders may sell the securities will be determined by prevailing market prices or through privately negotiated transactions and the selling securityholders will be responsible for any discounts or commissions due to brokers or dealers. We will not receive proceeds from the sale of the securities. We have agreed to bear the expenses of registering the securities covered by this prospectus and any prospectus supplements.
The securities are being registered to permit the selling securityholders to sell the securities from time to time in the public market. The selling securityholders may sell the securities through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling securityholders may offer the securities for sale. The selling securityholders may sell any, all or none of the securities offered by this prospectus.
Our common stock is listed on NYSE Amex under the symbol “WLB.” On April 6, 2011, the last reported sale price of our common stock on the NYSE Amex was $15.29 per share.
Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 2 for a discussion of certain risks you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and any prospectus supplements. Any representation to the contrary is a criminal offense.

The date of this prospectus is April                     , 2011.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus or any prospectus supplement and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. The selling securityholders are not making an offer of these securities in any state where the offer is not permitted.
This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Westmoreland Coal Company, 2 North Cascade, 2nd Floor, Colorado Springs, Colorado 80903, or call (719) 442-2600 to make your request.

PROSPECTUS SUMMARY
This summary contains basic information about us and the resale of the securities being offered by the selling securityholders. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus, the terms “we,” “our,” “ours” and “us” may, depending on the context, refer to Westmoreland Coal Company or to Westmoreland Coal Company’s subsidiaries or to Westmoreland Coal Company and its subsidiaries, taken as a whole.
Our Business
Westmoreland Coal Company began mining in Westmoreland County, Pennsylvania in 1854 as a Pennsylvania corporation. In 1910, we incorporated in Delaware and continued our focus on underground coal operations in Pennsylvania and the Appalachian Basin. We moved our headquarters from Philadelphia, Pennsylvania to Colorado Springs, Colorado in 1995 and fully divested ourselves of all Eastern coal operations. Today, Westmoreland Coal Company is an energy company employing 1,081 employees whose operations include five surface coal mines in Montana, North Dakota and Texas and two coal-fired power generating units with a total capacity of 230 megawatts in North Carolina. We sold 25.2 million tons of coal in 2010. For a more comprehensive overview of our business, we refer you to Items 1 and 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated by reference herein.
Corporate Information
Our principal executive offices are located at 2 North Cascade Avenue, 2nd Floor, Colorado Springs, CO 80903. Our telephone number is (719) 442-2600. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus.

The Offering

Issuer	Westmoreland Coal Company

Seller	One or more selling securityholders identified in “Selling Securityholders” below. We are not selling any of the securities offered under this prospectus or any prospectus supplement.

Securities Offered	• 1,403,761 shares of common stock purchased in the open market by certain selling securityholders

• 478,690 shares of common stock, which have been or may be contributed to the Westmoreland Retirement Plan Trust

• 1,877,946 shares of common stock issued upon the conversion of the 9% senior secured convertible promissory notes

• 6,318 shares of common stock issuable upon conversion of certain depositary shares representing fractional interests in our Series A Preferred Stock

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the securities offered under this prospectus or any prospectus supplement. See “Use of Proceeds.”

Our Common Stock	Our common stock is quoted on NYSE Amex under the symbol “WLB.”

Risk Factors	Investing in our securities involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our securities.

RISK FACTORS
Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to purchase our securities. Any of the risks and uncertainties set forth herein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment. You should also consider the other important factors that can affect our business discussed below under the caption “Forward-Looking Statements.”
Risk Factors Relating to our Operations
Risks associated with being highly leveraged.
We issued $150 million in principal amount of 10.75% senior secured notes (the “Parent Notes”) in February 2011. Following the issuance of the Parent Notes, we had outstanding indebtedness of approximately $305 million. We may incur additional indebtedness in the future, including indebtedness under our existing revolving credit facility at Westmoreland Mining LLC (“WML”) and, potentially, indebtedness under a parent-level revolving credit facility collateralized by the accounts receivable and inventory of ROVA and the Absaloka Mine that we may enter into in the future. As a result of our significant indebtedness, we are highly leveraged. Westmoreland’s leverage position may, among other things:
•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;
•	require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of cash flow for other purposes; or
•	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities, and restrict our flexibility to react to changes in market or industry conditions.
In addition, there can be no assurance that rating agencies will not downgrade the credit rating on the Parent Notes, which could impede our ability to refinance existing debt or secure new debt or otherwise increase our future cost of borrowing and could create additional concerns on the part of our customers, partners, investors and employees about our financial condition and results of operations.
We may not generate sufficient cash flow at our operating subsidiaries to pay our operating expenses, meet our debt service costs and pay our heritage and corporate costs.
As a result of significant increases in our operating profits, a decrease in our heritage health benefit costs and the receipt of proceeds from the Parent Notes, we anticipate that our cash from operations, cash on hand and available borrowing capacity through the WML revolver and a potential parent-level revolver will be sufficient to meet our cash requirements for the foreseeable future. However, our expectations in this regard are subject to numerous uncertainties, including uncertainties relating to our operating performance and general market conditions. In addition, our capital needs may be greater than we currently expect if we were to pursue one or more significant acquisitions.
Our Westmoreland Mining LLC subsidiary, which owns the Rosebud, Jewett, Beulah and Savage Mines, is subject to a credit facility that limits the ability of the subsidiary to dividend funds to us. Accordingly, WML may not be able to pay dividends to us in the amounts and in the time required for us to pay our heritage health benefit costs and corporate overhead expenses. Ultimately, if WML’s operating cash flows are insufficient to support its operations and provide dividends to us in the amounts and time required to pay our expenses, we would be required to expend cash on hand or further leverage our operations through a parent-level revolver to fund our heritage liabilities and corporate overheard and, if necessary, support activities at our Absaloka Mine. Should we be required to expend cash on hand to fund such activities, such funds would be unavailable to grow the business through strategic acquisitions or ventures or support the business through reclamation bonding, capital acquisition and reserve acquisition.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.
The agreements governing our Parent Notes and the WML Notes contain covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:
•	incur additional debt or issue guarantees;
•	create liens;
•	make certain investments;
•	enter into transactions with our affiliates;
•	sell certain assets;
•	redeem capital stock or make other restricted payments;
•	declare or pay dividends or make other distributions to stockholders; and
•	merge or consolidate with any entity.
Our ability to pay principal and interest when due on our indebtedness and to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay the accelerated debt.
Our dependence on a small group of customers could adversely affect our revenues if such customers reduce or suspend their coal purchases or if they become unable to pay for our coal.
In 2010, approximately 65% of our total revenues were derived from coal sales to four power plants: Colstrip Units 3&4 (24% of our 2010 revenues), Limestone Generating Station (16%) and Colstrip Units 1&2 (13%) and Sherburne County Station (12%). Interruption in the purchases of coal by our operations of our principal customers could significantly affect our revenues. Unscheduled maintenance outages at our customers’ power plants, unseasonably moderate weather, higher-than-anticipated hydro season or increases in the production of alternative clean-energy generation such as wind power could cause our customers to reduce their purchases. In addition, new environmental regulations could compel our customer of the Jewett Mine to purchase more compliance coal, reducing or eliminating our sales to them. Four of our five mines are dedicated to supplying customers located adjacent to or near the mines, and these mines may have difficulty identifying alternative purchasers of their coal if their existing customers suspend or terminate their purchases. The reduction in the sale of our coal would adversely affect our operating results. In addition, if any of our major customers became unable to pay for contracted amounts of coal, our results of operation and liquidity would be adversely affected.
Similarly, interruption in the purchase of power by Dominion could also negatively affect our revenues. In 2010, the sale of power by ROVA to Dominion accounted for approximately 17% of our consolidated revenues. Although ROVA supplies power to Dominion under long-term power purchase agreements, if demand for electricity from Dominion’s customers was materially reduced or if Dominion was to become insolvent or otherwise unable or unwilling to pay for the power produced by ROVA in a timely manner, it could have a material adverse effect on our results of operations, financial condition, and liquidity.
If our assumptions regarding our future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially higher than we have assumed. In addition, we may have exposure under those plans that extend beyond what our obligations would be with respect to our own employees.
We provide various postretirement medical benefits, black lung and worker’s compensation benefits to current and former employees and their dependents. We calculate the total accumulated benefit obligations according to guidance provided by GAAP. We estimate the present value of our postretirement medical, black lung and worker’s compensation benefit obligations to be $210.9 million, $14.1 million and $10.4 million, respectively, at December 31, 2010. We have estimated these unfunded obligations based on actuarial assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher.
Moreover, regulatory changes could increase our obligations to provide these or additional benefits. Certain of our subsidiaries participate in defined benefit multi-employer funds that were established in connection with the Coal Industry Retiree Health Benefit Act of 1992, or Coal Act, which provides for the funding of health and death benefits for certain UMWA retirees. Our contributions to these funds totaled $3.1 million for the year ended December 31, 2009 and $3.0 million for the year ended December 31, 2010. Our contributions to these funds could increase as a result of a shrinking contribution base as a result of the insolvency of other coal companies that currently contribute to these funds, lower than expected returns on fund assets or other funding deficiencies.

We could also have obligations under the Tax Relief and Health Care Act of 2006, or 2006 Act. The 2006 Act authorized up to a maximum of $490 million in federal contributions to pay for certain benefits, including the healthcare costs under certain funds created by the Coal Act for “orphans,” i.e. retirees from companies that subsequently ceased operations, and their dependents. However, if Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, we, along with other contributing employers and certain affiliates, would be responsible for the excess costs.
We also contribute to a multi-employer defined benefit pension plan, the Central Pension Fund of the Operating Engineers, or Central Pension Fund, on behalf of employee groups at our Rosebud, Absaloka and Savage mines that are represented by the International Union of Operating Engineers. The Central Pension Fund is subject to certain funding rules contained in the Pension Protection Act of 2006, or PPA. Under the PPA, if the Central Pension Plan fails to meet certain minimum funding requirements, it would be required to adopt a funding improvement plan or rehabilitation plan. If the Central Pension Fund adopted a funding improvement plan or rehabilitation plan, we could be required to contribute additional amounts to the fund. As of January 31, 2010, its last completed fiscal year, the Central Pension Fund reported that it was underfunded. If we were to partially or completely withdraw from the fund at a time when the Central Pension Fund were underfunded, we would be liable for a proportionate share the fund’s unfunded vested benefits, and this liability could have a material adverse effect on our financial position.
Recent healthcare legislation contains amendments to the Black Lung Benefits Act that could adversely affect our financial condition and results of operations.
In March 2010, the Patient Protection and Affordable Care Act, or PPACA, was enacted. PPACA contains an amendment to the Black Lung Benefits Act, or BLBA, that has the effect of reinstating provisions that were removed from the BLBA in 1981. The amendment provides that eligible miners can be awarded total disability benefits if they can prove they worked 15 or more years in or around coal mines and have a totally disabling respiratory impairment. In addition, the amendment also provides for an automatic survivor benefit to be paid upon the death of a miner with an awarded federal black lung claim without the requirement to prove that the miner’s death was due to black lung disease. Both amendments are retroactive and applicable to claims filed as of January 1, 2005 and have and may continue to result in currently pending claimants being awarded benefits back to a start date that may be as far back as January 2, 2005. Through the first nine months of the amendment’s effectiveness, we have experienced an increase in black lung claims over similar periods. However, at a minimum, it takes several months to several years for a claim to be awarded or denied and our liability to be determined. In addition, through the first nine months, we have accepted several survivors’ claims. Given the relatively small number of survivors’ claims and the lack of final adjudication of black lung claims, we have very limited experience from which to determine the overall effect, if any, this increase in claims will have on our costs and liability. In addition, we have incomplete information to determine whether this increase in claims constitutes a one-time spike in claims, or represents a future trend in black lung claims and eventual awards. We believe these amendments could give rise to increases in liabilities for claims from prior periods of time for retroactive costs, an increase in the number of claimants who are awarded benefits resulting in an increase in future funding requirements and an increase in administrative fees, including legal expenses, as a result of reviewing and defending an increased number of benefit claims. In addition, while we periodically perform evaluations of our black lung liability, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others, the limited claims experience from the first nine months of amendment effectiveness is insufficient to determine the potential change in black lung liability due to the application of these new amendments. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our current assumptions, our results of operations and liquidity could be immediately impacted.
Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.
Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. Our reserve estimates are prepared by our engineers and geologists or by third-party engineering firms and are updated periodically. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:
•	quality of the coal;
•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
•	the percentage of coal ultimately recoverable;
•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;
•	assumptions concerning the timing for the development of the reserves; and
•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties may vary materially due to changes in the above factors and assumptions. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.
If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, we could be required to expend greater amounts than anticipated.
The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We calculated the total estimated reclamation and mine-closing liabilities according to the guidance provided by Generally Accepted Accounting Principles, or GAAP, and current industry practice. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. If our estimates are incorrect, we could be required in future periods to spend materially different amounts on reclamation and mine-closing activities than we currently estimate. Likewise, if our customers, some of whom are contractually obligated to pay certain reclamation costs, default on the unfunded portion of their contractual obligations to pay for reclamation, we could be forced to make these expenditures ourselves and the cost of reclamation could exceed any amount we might recover in litigation.
We estimate that our gross reclamation and mine-closing liabilities, which are based upon projected mine lives, current mine plans, permit requirements and our experience, were $241.6 million (on a present value basis) at December 31, 2010. Of these December 31, 2010 liabilities, our customers have assumed $95.5 million by contract. In addition, we held final reclamation deposits, received from customers, of approximately $72.3 million at December 31, 2010 to provide for these obligations. We estimate that our obligation for final reclamation that was not the contractual responsibility of others or covered by offsetting reclamation deposits was $73.9 million at December 31, 2010. This $73.9 million must be recovered in the price of coal sold. Responsibility for the final reclamation amounts may change in certain circumstances.
Although are estimated costs are updated annually our obligations may prove to be inadequate due to changes in legislation, standards and the emergence of new restoration techniques. Furthermore, the expected timing of expenditure could change significantly due to changes in commodity prices that might curtail the life of an operation. These obligations could prove insufficient compared to the actual cost of reclamation, or the cost of remediating or compensating for damage beyond the site boundary. Any underestimated or unidentified close down, restoration and environmental rehabilitation costs could have an adverse effect on our reputation as well as our asset values, results of operations and liquidity.
If the cost of obtaining new reclamation bonds and renewing existing reclamation bonds continues to increase or if we are unable to obtain additional bonding capacity, our operating results could be negatively affected.
Federal and state laws require that we provide bonds to secure our obligations to reclaim lands used for mining. We must post a bond before we obtain a permit to mine any new area. These bonds are typically renewable on a yearly basis and have become increasingly expensive. Bonding companies are requiring that applicants collateralize increasing portions of their obligations to the bonding company. In 2010, we paid approximately $2.6 million in premiums for reclamation bonds and were required to use $1.7 million in cash to collateralize 47% of the face amount of the new bonds obtained in 2010. We anticipate that, as we permit additional areas for our mines in 2011 and 2012, our bonding and collateral requirements will increase significantly. Any capital that we provide to collateralize our obligations to our bonding companies is not available to support our other business activities. If the cost of our reclamation bonding premiums and collateral requirements were to increase, our results of operations could be negatively affected. Additionally, if we are unable to obtain additional bonding capacity due to cash flow constraints, we will be unable to begin mining operations in newly permitted areas, which could hamper our ability to efficiently meet our current customer contract deliveries, expand operations, and increase revenues.
Our coal mining operations are subject to external conditions that could disrupt operations and negatively affect our profitability.
Our coal mining operations are all surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production, and increase the cost of mining at particular mines for varying lengths of time. These conditions or events include: unplanned equipment failures, which could interrupt production and require us to expend significant sums to repair our equipment, which is integral to the mining of coal; geological conditions such as variations in the quality of the coal produced from a particular seam, variations in the thickness of coal seams and variations in the amounts of rock and other natural materials that overlie the coal that we are mining; and weather conditions. For example, in our recent past, we have endured: a major blizzard at the Beulah Mine, which interrupted operations; a fire on the trestle at the Beulah Mine that interrupted rail shipment of our coal; and an unanticipated replacement of boom suspension ropes on one of our draglines that caused a multi-week interruption of mining. Major disruptions in operations at any of our mines over a lengthy period could adversely affect the profitability of our mines.

In addition, unplanned outages of draglines and extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are an inherent risk of our coal mining business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer tons of coal. If properly maintained, a dragline can operate for 40 years or longer. The average age of our draglines is 28 years. The dragline at our Absaloka Mine was erected in 1980. The dragline at our Beulah Mine was built in 1963 and is currently not operational. As our draglines and other major equipment ages, we may experience unscheduled maintenance outages or increased maintenance costs, which would adversely affect our operating results.
Our operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints, not all of which are covered by insurance, which could have an impact on its productivity.
Mining and power operations are vulnerable to natural events, including blizzards, earthquakes, drought, floods, fire, storms and the possible effects of climate change. Operating difficulties such as unexpected geological variations that could result in significant failure, could affect the costs and viability of our operations. Our operations also require reliable roads, rail networks, power sources and power transmission facilities, water supplies and IT systems to access and conduct operations. The availability and cost of infrastructure affects our capital expenditures, operating costs, and planned levels of production and sales. Our insurance does not cover every potential risk associated with our operations. Adequate coverage at reasonable rates is not always obtainable. In addition, our insurance may not fully cover our liability or the consequences of any business interruptions such as equipment failure or labor dispute. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our business, results of operations, financial condition and prospects.
Health, safety, environment and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on our results of operations and liquidity.
We operate in an industry that is subject to numerous health, safety and environmental laws, regulations and standards as well as community and stakeholder expectations. We are subject to extensive governmental regulations in all jurisdictions in which we operate. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental requirements (including site-specific environmental licenses, permits and statutory authorizations), workplace health and safety and taxation. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have an adverse effect on our results of operations and liquidity.
Should our Indian Coal Tax Credit transaction be audited by the Internal Revenue Service, or IRS, and the tax results contemplated thereby disallowed, the financial benefits of the transaction would be reduced and we may be required to return payments received from a third party investor.
In 2008, WRI entered into a series of transactions with an unaffiliated investor, including the formation of Absaloka Coal, in order to take advantage of certain available tax credits for the production of coal on Indian lands and the sale of that coal. We requested and have received a private letter ruling, or PLR, from the IRS providing that certain requirements for the availability of the tax credits have been met under the specific scenario described in the PLR. Even though we have received the PLR, there are certain issues that may be raised by the IRS in a subsequent audit of tax returns of Absaloka Coal. In the event that a subsequent audit results in the disqualification of the tax credits or the disallowance of the allocations of the tax credits, various remedies would minimize the financial benefits of the transaction and we could be required to return to the investor previously received payments. We pay to the Crow Tribe 33% of the expected payments we receive from the investor. The Crow Tribe is only required to reimburse us under very limited circumstances. As a result, in the event that the IRS disallows or disqualifies the tax credits, we would likely be unable to recoup payments already paid to the Crow Tribe.
Furthermore, the transactions described above will expire in 2012 unless renewed. Renewal would require, among other things, an amendment to the relevant section of the Internal Revenue Code. While we expect to seek to renew the transactions if the relevant section of the Internal Revenue Code is amended, there can be no assurance that we will be successful in doing so or that the relevant section of the Internal Revenue Code will be amended.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.
Our recoverable reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights, and those permits may not be granted in a timely manner or at all. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. Our current strategy includes increasing our coal reserves through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to further expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could have a material adverse affect on our mining operations and costs, and our customers’ ability to use the coal we mine.
Union represented labor creates an increased risk of work stoppages and higher labor costs.
At December 31, 2010, either the International Union of Operating Engineers Local 400 or the UMWA represented approximately 52% of our total workforce. Our unionized workforce is spread out amongst four of our surface mines. As a majority of our workforce is unionized, there may be an increased risk of strikes and other labor disputes, and our ability to alter labor costs is subject to collective bargaining. In March 2009, during negotiation over a collective bargaining agreement, our employees at the Rosebud Mine imposed a sixteen-day work stoppage. In April 2009, we entered into a new four-year agreement with the union and the Rosebud Mine resumed full operation. The impact on our operations was minimal as we continued to make most of our scheduled coal deliveries. If our Jewett Mine operations were to become unionized, we could be subject to additional risk of work stoppages, other labor disputes and higher labor costs, which could adversely affect the stability of production and our results of operations. The collective bargaining agreement relating to the represented workforce at the Absaloka Mine expires in mid-2011. When the collective bargaining agreement expired in 2008, the represented workforce at Absaloka imposed a 10-day work stoppage before accepting a new agreement. It is possible that a work stoppage could occur in connection with these negotiations with the represented workforce. While strikes are generally a force majeure event in long-term coal supply agreements, thereby exempting the mine from its delivery obligations, the loss of revenue for even a short time could have a material adverse effect on our financial results.
Legislation has been proposed to enact a law allowing workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if this proposal is enacted into law, it will be administratively easier for unions to unionize coal mines and may lead to more coal mines becoming unionized.
Our revenues could be affected by unscheduled outages or if scheduled maintenance outages last longer than anticipated.
Unplanned outages of and extensions of scheduled outages due to mechanical failures or other problems at our mines, our power plants, or the power plants of our customers occur from time-to-time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling less tons of coal or fewer megawatt hours. While we maintain insurance, the proceeds of such insurance may not be adequate to cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could have an adverse affect on our results of operations and liquidity.
The profitability of ROVA could be severely affected beginning in 2014 due to differences in the termination dates of our coal supply agreements and power purchase agreements.
We entered into a ROVA Coal Supply Agreement for our larger plant on June 21, 1993, and a ROVA Coal Supply Agreement for our smaller plant on December 1, 1993, which provide for ROVA’s coal needs for a twenty-year period, terminating on May 29, 2014 and June 1, 2015, respectively. We also entered into power sales agreements with Dominion Virginia Power that provide for the sale of power for a twenty-five year term through May 29, 2019, for our larger ROVA plant and June 1, 2020, for the smaller ROVA plant. The coal supply agreements provide for coal at a price per ton that is significantly less than today’s open market price for Central Appalachia coal. Upon the termination of the coal supply agreements beginning in 2014, we will be required to renegotiate our current contract or find a substitute supply of coal, more than likely at a cost per ton far greater than the price we are paying today. However, the power sales agreements do not provide for a price increase related to an increase in the cost per ton of delivered coal and Dominion Virginia Power’s payment for power after 2014 will not escalate with our increased coal costs. Due to the change in the economics of ROVA at such time, it is projected that ROVA will begin incurring losses in 2014 and may be unable to pay its obligations as they become due. Should ROVA renegotiate its future coal supply contracts prior to 2014 in a manner that results in higher coal prices, reduced margins and an inability to pay obligations could be accelerated.

Permitting issues in Central Appalachia could put ROVA’s coal supply at risk.
ROVA purchases coal under long-term contracts from coal suppliers with identified reserves located in Central Appalachia. While our coal supply has been relatively stable since the inception of the contracts, potential permitting issues pertaining to the reserves identified as our source of coal in our coal contracts could prove problematic in the coming years. Should regulatory/legal action prevent our coal supplier from continuing to mine the reserves identified as our source of coal or to mine other reserves that could be identified as potential sources of coal, we could be forced to find an alternative source of coal at higher prices. While the cost of cover for substitute coal should be covered by our coal contracts, we would be forced to initially incur the higher costs to secure a coal supply to provide for the continued operations at ROVA. In addition, should issues arise under our coal contracts relating to the cost of cover for substitute coal, the coal suppliers’ guarantee or any other issue, we could be forced to incur significant legal expenses and, potentially, may never recoup our incremental coal or related legal costs.
We face intense competition to attract and retain employees. Further, managing Chief Executive Officer and key executive succession and retention is critical to our success.
We are dependent on retaining existing employees and attracting additional qualified employees to meet current and future needs and achieving productivity gains from our investments in technology. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. An inability to retain existing employees or attract additional employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.
We would be adversely affected if we fail to adequately plan for succession of our Chief Executive Officer and senior management or fail to retain key executives. While we have succession plans in place, these plans do not guarantee that we will not face operational risk upon the exit of our Chief Executive Officer or members of our senior management.
Risk Factors Relating to the Coal and Power Industries
The recent downturn in the domestic and international financial markets, and the risk of prolonged global recessionary conditions, could adversely affect our financial condition and results of operations.
Because we sell substantially all of our coal to electric utilities, our business and results of operations remain closely linked to demand for electricity. The recent downturn in the domestic and international financial markets has created economic uncertainty and raised the risk of prolonged global recessionary conditions. Historically, global demand for basic inputs, including electricity production, has decreased during periods of economic downturn. If the recent downturn in the domestic and international financial markets decreases global demand for electricity production, our financial condition and results of operations could be adversely affected.
Competition in the U.S. coal industry may adversely affect our revenues and results of operations.
Many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than we do. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and results of operations. Among other things, competitors could develop new mines that compete with our mines or build or obtain access to rail lines that would adversely affect the competitive position of our mines.
Any change in consumption patterns by utilities away from the use of coal could affect our ability to sell the coal we produce or the prices that we receive.
The domestic electric utility industry currently accounts for approximately 93% of domestic coal consumption. The amount of coal consumed by the domestic electric utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, hydro, natural gas and fuel oil as well as alternative sources of energy. A decrease in coal consumption by the domestic electric utility industry could adversely affect the price of coal, which could negatively impact our results of operations and liquidity.
Some power plants are fueled by natural gas because of the relatively cheaper construction costs of such plants compared to coal-fired plants and because natural gas is a cleaner burning fuel. In addition, some states have adopted or are considering legislation that encourages domestic electric utilities to switch coal-fired power generation plants to natural gas powered plants. Passage of these and other state or federal laws or regulations regarding limiting carbon dioxide emissions could result in fuel switching, from coal to other fuel sources, by purchasers of our coal. Such laws and regulations could also mandate decreases in carbon dioxide emissions from coal-fired power plants, impose taxes on carbon emissions or require certain technology to capture and sequester carbon dioxide from coal-fired power plants. If these or similar measures are ultimately imposed by federal or state governments or pursuant to international treaty on the coal industry, our reserves and operating costs may be materially and adversely affected. Similarly, alternative fuels (non fossil fuels) could become more attractive than coal in order to reduce carbon emissions, which could result in a reduction in the demand for coal and, therefore, our revenues.

Increased regulation of greenhouse gas emissions could adversely affect our cost of operations.
Our operations are energy intensive and depend heavily on fossil fuels. There is increasing regulation of greenhouse gas emissions, progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, in numerous jurisdictions in which we operate. These are likely to raise energy and production costs to a material degree over the next decade. Regulation of greenhouse gas emissions in our major customers’ and suppliers’ jurisdictions could also have an adverse effect on the demand for our products.
Extensive government regulations impose significant costs on our mining operations, and future regulations could increase those costs or limit our ability to produce and sell coal.
The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:
•	limitations on land use;
•	employee health and safety;
•	mandated benefits for retired coal miners;
•	mine permitting and licensing requirements;
•	reclamation and restoration of mining properties after mining is completed;
•	air quality standards;
•	water pollution;
•	construction and permitting of facilities required for mining operations, including valley fills and other structures, including those constructed in water bodies and wetlands;
•	protection of human health, plant life and wildlife;
•	discharge of materials into the environment; and
•	effects of mining on groundwater quality and availability.
The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our results of operations could be adversely affected.
The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline. These laws and regulations could also impose costs on ROVA that it would be unable to pass through to its customer.
Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The emission of these and other substances is extensively regulated at the federal, state and local level, and these regulations significantly affect our customers’ ability to use the coal we produce and, therefore, the demand for that coal. For example, the purchaser of coal produced from the Jewett Mine blends our lignite with compliance coal from Wyoming. Tightened nitrogen oxide and new mercury emission standards could result in the customer purchasing an increased blend of the Wyoming coal in order to reduce emissions. Further, increased market prices for sulfur dioxide emissions and increased coal ash costs could also favor an increased blend of the lower ash Wyoming compliance coal. In such a case, the customer has the option to increase its purchases of other coal and reduce purchases of our coal or terminate our contract. A termination of the contract or a significant reduction in the amount of our coal that is purchased by the customer could have a material adverse effect on our results of operation and financial condition.
In addition, greenhouse gas, or GHG, emissions have increasingly become the subject of a large amount of international, national, state and local attention. Coal-fired power plants can generate large amounts of carbon emissions. Accordingly, our coal and power operations will likely be affected by legislation or regulation intended to limit GHGs. For example, the Environmental Protection Agency, or EPA, has issued a notice of finding and determination that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has begun to implement GHG-related reporting and permitting rules. Similarly, the U.S. Congress is considering “cap and trade” legislation that would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. In addition, coal-fired power plants have become subject to challenge, including the opposition to any new coal-fired power plants or capacity expansions of existing plants, by environmental groups seeking to curb the environmental effects of emissions of GHGs.
These developments could have a variety of adverse effects on demand for the coal we produce. For example, state or federal laws or regulations regarding GHGs could result in fuel switching from coal to other fuel sources by electricity generators, or require us, or our customers, to employ expensive technology to capture and sequester carbon dioxide. Political opposition to the development of new coal-fired power plants, or regulatory uncertainty regarding future emissions controls, may result in fewer such plants being built, which would limit our ability to grow in the future.
With respect to ROVA, it may be unable to pass costs associated with GHG-related regulation on to Dominion Virginia Power under its power purchase agreement even though any imposed carbon tax would be passed through to ROVA from its coal suppliers under the terms of the applicable coal supply agreements. Any legislation or regulation that has the effect of imposing costs on ROVA it is unable to pass through to Dominion Virginia Power would adversely affect our results of operations and liquidity.
Risk Factors Relating to our Equity
Provisions of our certificate of incorporation, bylaws, Delaware law and our stockholder rights plan may have anti-takeover effects that could prevent a change of control of our company that stockholders may consider favorable, and the market price of our common stock may be lower as a result.
Provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws impose various procedural and other requirements that could make it more difficult for stockholders to bring about some types of corporate actions. In addition, a change of control may be delayed or deterred as a result of our stockholder rights plan, which was initially adopted by our Board of Directors in early 1993 and amended and restated in February 2003 and further amended in May 2007 and March 2008. Our ability to issue preferred stock in the future may influence the willingness of an investor to seek to acquire our company. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.
Future sales of our common stock by our major stockholder may depress our share price and influence our management policies.
Tontine Partners, L.P., Tontine Capital Partners, L.P. and certain affiliates (collectively, “Tontine”), beneficially own approximately 25% of our common stock. We have granted Tontine registration rights with respect to our common stock it holds, which we registered on a selling stockholder registration statement in May 2009. In 2010, Tontine sold approximately 10% of their then ownership of our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, if Tontine were to sell its entire holdings to one person, that person could have significant influence over our management policies.

Tontine may have the ability to exert influence over our management.
Pursuant to a Note Purchase Agreement with Tontine dated March 4, 2008, if Tontine owns 10% or more of the outstanding shares of common stock, it shall have the right to designate two persons for election to our board of directors who are reasonably acceptable to the board, and the board will consist of not more than nine members, or not more than seven members when no Series A Convertible Exchangeable Preferred Stock is outstanding. At this time, Tontine has not appointed any members to our board of directors. However, should Tontine elect to appoint two members to our board of directors, it could influence our management and policies. In addition, Tontine owns approximately 25% of our outstanding common stock. With such ownership, Tontine may have the ability to influence matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. The interests of Tontine may not in all cases be aligned with the interests of our other stockholders.
Sales of our common stock by the selling securityholders may cause our stock price to decline.
Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. As of April 6, 2011, we had 13,163,546 shares of common stock outstanding. Upon effectiveness of this registration statement, 3,766,715 shares will be registered for resale under this prospectus and will become freely tradable.
The existence of outstanding rights to purchase common stock may impair our stock price and our ability to raise capital.
Approximately 318,590 shares of our common stock are issuable (excluding SARs) on exercise of options at prices ranging from $12.04 to $24.12 and having a weighted average price of $18.99. During the term of the options and convertible preferred stock and other rights, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the ownership interest of the other stockholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common stock.
The market price of our common stock has experienced volatility and could decline.
Our common stock is listed on the NYSE Amex. Over the last year, the closing price of our common stock has fluctuated from a low of $7.80 per share to a high of $15.54 per share. The stock prices of many companies have decreased since the Fall of 2008 as global economic issues have adversely affected public markets, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. As a result of these factors, the market price of our common stock at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
FORWARD-LOOKING STATEMENTS
This prospectus, including the information incorporated by reference, contains “forward-looking statements.” Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Examples of forward-looking statements set forth herein or the information incorporated by reference include, but are not limited to, the percentage of 2011 coal tons to be under currently-existing contracts in 2019, the estimated life of permitted reserves at each of our mines, expected tons of coal to be delivered pursuant to specified contracts and company-wide, the matters discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Significant Anticipated Variances Between 2010 and 2011 and Related Uncertainties,” and statements concerning future cash flows from operations and liquidity.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. They are statements neither of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political, economic, business, competitive, market, weather and regulatory conditions and the following:
•	changes in our postretirement medical benefit and pension obligations and the impact of the recently enacted healthcare legislation;
•	changes in our black lung obligations, changes in our experience related to black lung claims, and the impact of the recently enacted healthcare legislation;
•	our potential inability to expand or continue current coal operations due to limitations in obtaining bonding capacity for new mining permits;
•	our potential inability to maintain compliance with debt covenant and waiver agreement requirements;

•	the potential inability of our subsidiaries to pay dividends to us due to restrictions in our debt arrangements, reductions in planned coal deliveries or other business factors;
•	risks associated with the structure of ROVA’s contracts with its lenders, coal suppliers and power purchaser, which could dramatically affect the overall profitability of ROVA;
•	the effect of Environmental Protection Agency inquiries and regulations on the operations of ROVA;
•	the effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers;
•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases; and
•	other factors are described in “Risk Factors” herein.
Any forward-looking statements made by us in this prospectus speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time-to-time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are exhibits to our registration statement, of which this prospectus forms a part, and are incorporated by reference into the registration statement.
Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 6, 2011, we had 13,163,546 shares of common stock outstanding and 160,129 shares of preferred stock outstanding. Our common stock is listed on the NYSE Amex under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) are also listed on the NYSE Amex under the symbol “WLB-P.”
Common Stock
We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable.
Preferred Stock
Series A Preferred Stock
We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of April 6, 2011, there were 160,129 shares of our Series A Preferred Stock issued and outstanding, represented by 640,515 depositary shares.
Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3rds of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.
Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1/2% per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.

Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.
Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.
Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.
Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.
Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.
Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:
•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.
Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.
Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.

Series B Junior Participating Preferred Stock
We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.
Other Series of Preferred Stock
Subject to the limitations described above and limitations existing in the indenture governing our 10.75% senior secured notes, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Antitakeover Provisions
We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.
We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, between us and Computershare Trust Company, N.A., as rights agent, as amended. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.

If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock, or 20% or more of all of our equity securities, the “flip-in” provision of the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction after a person or group becomes an acquiring person, each preferred stock purchase right will entitle its holder, other than the acquiring person, to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.
Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.
The preferred stock purchase rights will expire February 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.
The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.
Limitation of Liability and Indemnification Matters
As permitted by the Delaware General Corporation Law, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
Additionally, as permitted by the Delaware General Corporation Law, our bylaws provide that we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the Delaware General Corporation Law and we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; the rights provided in our certificate of incorporation are not exclusive.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare, Ltd.
Listing
Our common stock is listed on the NYSE Amex under the symbol “WLB.”

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the securities by the selling securityholders. All proceeds from the sale of the offered securities will be for the account of the selling securityholders.
SELLING SECURITYHOLDERS
The selling securityholders may, from time to time, offer and sell pursuant to this prospectus and any prospectus supplement any or all of the securities listed opposite their names below. When we refer to the “selling securityholders” in this prospectus or any prospectus supplement, we mean those persons listed in the tables below, as well as the pledgees and donees of the selling securityholders’ interests.
The tables below set forth the name of each selling securityholder and the securities that each selling securityholder listed below may offer pursuant to this prospectus and any prospectus supplement. Only those selling securityholders listed below or their pledgees or donees may offer and sell securities pursuant to this prospectus and any prospectus supplement. The selling securityholders may offer for sale pursuant to this prospectus and any prospectus supplement from time to time any or all of the securities listed below. Accordingly, no estimate can be given as to the securities that the selling securityholders will hold upon consummation of any such sales. In addition, the selling securityholders listed in the tables below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date as of which the information in the tables is presented.
Beneficial ownership of the securities by the selling securityholders is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.
Securities of Tontine Affiliates
The selling securityholders include Tontine Partners, L.P. (“TP”), Tontine Capital Partners, L.P. (“TCP”) and certain affiliates (collectively, “Tontine”). Tontine obtained beneficial ownership of the shares of common stock covered by this prospectus through: (i) a private placement in March 2008, whereby we issued and sold 9% senior secured convertible promissory notes due March 4, 2013 (the “Notes”), which were converted into 1,877,946 shares of our common stock at a conversion price of $8.50 per share on February 4, 2011; and (ii) open market purchases of our common stock and depositary shares. Tontine owns as of the date hereof, (i) 1,403,761 shares of our common stock, or approximately 25% of our common stock currently outstanding, and (ii) through depositary shares, shares of our Series A Preferred Stock convertible into 6,318 shares of our common stock.
Pursuant to the Senior Secured Convertible Note Purchase Agreement dated March 4, 2008, we agreed that, so long as Tontine owns 10% or more of our outstanding shares of common stock, (i) Tontine has the right to designate two persons for election to our board of directors, and the board of directors will consist of not more than nine members (or, if no preferred stock is outstanding, seven members) and (ii) Tontine has the right to designate one person to act as an observer at all board and committee meetings. As of the date hereof, Tontine has not elected to designate any individuals to our board of directors, but has designated in the past an observer to attend certain board and committee meetings. Tontine has the right to participate in rights offerings, and, so long as it owns 10% or more of our outstanding shares of common stock, has a pre-emptive right to participate in any offering of shares to the extent required to maintain its percentage interest. Purchasers of shares in this offering will not have any of the rights of Tontine under the Note Purchase Agreement.
We have entered into a registration rights agreement with Tontine in which we agreed to register for resale all the shares of common stock owned by it, which obligation is being met through the preparation and filing of the shelf registration statement of which this prospectus is a part. Our obligation to register all securities held by Tontine for resale extends to all shares issuable upon conversion of Series A Preferred Stock, any shares owned by Tontine and any shares Tontine may acquire in the future. We are required to maintain the effectiveness of the registration statement with respect to common stock to be sold by Tontine until all shares owned by Tontine have been sold, or the shares owned by Tontine are no longer Registrable Securities (as defined in the registration rights agreement). In the registration rights agreement, we have agreed to indemnify Tontine against certain liabilities incurred by it in connection with the sale of common stock hereunder, including liabilities arising under the Securities Act.

The following table includes information regarding ownership of our common stock by the Tontine affiliates, including the number of shares that may be sold by them under this prospectus. Other than as described herein, none of the selling securityholders has had any material relationship with Westmoreland for the past three years.

	Number of Shares		Shares Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering (3)	in this Offering	Number(4)	Percent of Outstanding
Tontine Capital Partners, L.P. (2)	938,973	938,973	0	0
Tontine Capital Management, L.L.C. (2)	70,000	70,000	0	0
Tontine Partners, L.P. (1) (2)	1,452,014	1,452,014	0	0
Tontine Overseas Associates, L.L.C. (2)	98,080	98,080	0	0
Tontine Capital Overseas Master Fund II, L.P. (2)	179,958	179,958	0	0
Jeffrey L. Gendell (2)	549,000	549,000	0	0
Total	3,288,025	3,288,025	0	0

(1)	Includes 6,318 shares of common stock issuable upon conversion of 3,700 of our depositary shares (with four depositary shares representing one share of our Series A Preferred Stock.)

(2)	Mr. Gendell is the managing member of (i) Tontine Capital Management, L.L.C., which serves as the general partner of Tontine Capital Partners, L.P., (ii) Tontine Management, L.L.C., which serves as the general partner of Tontine Partners, L.P., (iii) Tontine Overseas Associates, L.L.C., and (iv) Tontine Asset Associates, L.L.C., which serves as the general partner of Tontine Capital Overseas Master Fund II, L.P. As such, Mr. Gendell is deemed to have or share voting and/or investment powers over, and beneficially own, the common stock being offered by the Tontine selling securityholders identified herein.

(3)	Includes only shares for which the selling securityholders have sole dispositive power. Does not include any shares held by other Tontine entities for which the selling securityholder may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended.

(4)	For purposes of calculating shares owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.
Securities Being Offered by the Westmoreland Retirement Plan Trust
We plan to contribute a total of 1,000,000 shares of our common stock to our defined benefit pension plan known as the Westmoreland Coal Company Retirement Plan (the “Plan”) in partial satisfaction of cash contributions to the Plan that may be required in the future. The Westmoreland Coal Company Retirement Plan Trust (the “Trust”) is the trust formed to hold the assets of the Plan. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the Trust is intended to be exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended. The Trust is funded by our contributions held for the sole benefit of Plan participants and beneficiaries, and to pay proper expenses of Plan administration.
To date, we have issued 975,000 shares of our common stock to the Plan. The Trust had sold 521,310 of those 975,000 shares and currently owns the remaining 453,690 shares. Under the terms of the Plan and applicable requirements of federal law, we may contribute common stock to the Plan having a value of up to 10% of the fair market value of all Plan assets immediately after the contribution. The exact number of shares to be contributed will therefore depend upon the market value of our common stock at the time of the contribution and the total value of all other Plan assets at the time of the contribution. The Plan’s assets are required by law to be managed in the best interest of participants in the Plan and their beneficiaries. The Westmoreland Retirement Benefits Administrative Committee, a committee of officers and management-level employees of Westmoreland that is responsible for overseeing the Plan, retained an independent registered investment advisor to manage, in its sole discretion, the Plan’s disposition of the contributed shares.

Number of Shares
	Beneficially		Shares Beneficially Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering	in this Offering (2)	Number(1)	Percent of Outstanding
Westmoreland Retirement Plan Trust	0	478,690	0	0

(1)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which it provided information regarding its securities in transactions exempt from the registration requirements of the Securities Act.

(2)	The actual number of shares to be contributed to the Plan will be based on the price of our common stock at the date of the contribution, the value of the other assets of the Plan at that date, and the amount required to be contributed to the Plan, all of which are unknown at this time. The Trust will offer for sale all of the shares of common stock we contribute.

PLAN OF DISTRIBUTION
The selling securityholders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling securityholders may use any one or more of the following methods when selling securities:
•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the distribution of the shares by any selling stockholder to its partners, members or shareholders; and

•	any other method permitted pursuant to applicable law.
The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933 or another exemption to the registration requirements of that act, if available, rather than under this prospectus.
The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principal or as an agent of any selling securityholder. Broker-dealers may agree with the selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principal may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
From time to time, the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities it owns. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when the selling securityholders take such actions, the number of securities offered under this prospectus on behalf of such selling securityholders will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, the selling securityholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.
To the extent required under the Securities Act of 1933, the aggregate amount of selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling securityholders and/or purchasers of selling securityholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.
The selling securityholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with those selling securityholders, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling securityholders may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. The selling securityholders may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
Certain of the securities offered hereby have been issued to the selling securityholders in transactions exempt from the registration requirements of the Securities Act of 1933. We agreed, in some instances, pursuant to registration rights agreements we entered into with the selling securityholders to register certain of the securities and other shares of common stock owned by such selling securityholders under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling securityholders have sold all of the securities. Subject to certain limitations, we have agreed to pay all expenses in connection with this offering, but not including fees, discounts or commissions to any underwriter.
In the case of the common stock to be sold by the Trust, all sales of shares of common stock shall be made at the direction and in the sole discretion of an investment manager.
We will not receive any proceeds from sales of any securities by the selling securityholders.
We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.
LEGAL MATTERS
The validity of the securities offered by this prospectus has been passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
Our consolidated financial statements as of December 31, 2010 and 2009, and for the years then ended, appearing in our Annual Report (Form 10-K) for the year ended December 31, 2010 (including the schedule appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
Our consolidated financial statements for the year ended December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 consolidated financial statements contain an explanatory paragraph that states that we have suffered recurring losses from operations, have a working capital deficit, and had a net capital deficiency, which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.westmoreland.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.
You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Some of the information that you should consider in deciding whether to invest in the securities is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the following documents filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Commission Filing (File No. 001-11155)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2010

Definitive Proxy Statement on Schedule 14A relating to our annual meeting of stockholders to be held on May 24, 2011	March 31, 2011

Current Reports on Form 8-K and Form 8-K/A	January 4, 2011; February 10, 2011 (8-K and 8-K/A); February 25, 2011; March 15, 2011; and April 7, 2011 (8-K/A)

The description of the common stock, $2.50 par value per share, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
May 22, 1992; March 12, 1999

The description of the Depositary Shares representing interests in the Series A Convertible Exchangeable Preferred Stock, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
June 23, 1992; March 12, 1999

The description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
February 1, 1993, March 12, 1999, February 7, 2003, May 4, 2007, March 6, 2008
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:
Westmoreland Coal Company
2 North Cascade, 2nd Floor
Colorado Springs, CO 80903
Phone: (719) 442-2600
You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.
The information in this prospectus and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and any prospectus supplement, before making an investment decision.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities). All amounts shown are estimates except the SEC registration fee and the NYSE Amex Additional Listing Fee.

Registration Fee—Securities and Exchange Commission	$1,897.55

NYSE Amex Additional Listing Fee	$20,000

Legal Fees and Expenses	$15,500

Accountants Fees and Expenses	$10,000

Total	$47,397.55

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102 of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Restated Certificate of Incorporation limits the liability of directors to the extent permitted by Delaware law.
Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Section 145 also permits us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability.
Our bylaws obligate us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, either civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or supervisor or manager of us or a constituent corporation absorbed in a consolidation or merger, or while our director, officer or supervisor or manager is or was serving at our request or at the request of a constituent corporation absorbed in a consolidation or merger, as a director, officer or supervisor or manager of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the corporation to the extent that such person is not otherwise indemnified and to the extent such indemnification is not prohibited by applicable law. Our bylaws also obligate us to pay any such person’s expenses in advance of the final disposition of any such proceeding, if such person undertakes to repay any amount so advanced if it shall ultimately be determined that he is not entitled to be indemnified by us.
Under our bylaws, our obligation to indemnify, including the duty to advance expenses, is a contract between our company and each person entitled to indemnification, and no modification or repeal of our bylaws may affect, to the detriment of any such person, our obligations in connection with a claim based on any act or failure to act occurring before such modification or repeal.
Our bylaws also permit us to purchase and maintain insurance, and we have purchased insurance on behalf of our directors and officers.

Under our bylaws, the rights to indemnification and advance of expenses are not exclusive of any other right to which an indemnified person may be entitled, and all such rights shall inure to the benefit of the indemnified person and his or her heirs, executors and administrators.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
Tontine Note Purchase Agreement March 2008
On March 4, 2008, we completed the sale of senior secured convertible notes (the “Notes”) to Tontine Partners, L.P. and Tontine Capital Partners, L.P. (collectively, the “Tontine Purchasers”). The sale was completed pursuant to a Senior Secured Convertible Note Purchase Agreement dated as of March 4, 2008 (the “Note Purchase Agreement”) among the Company, the Tontine Purchasers, and Tontine Capital Associates, L.P., as collateral agent. The Notes initially bore interest at a rate of 9% per annum, payable in cash or in kind at our option, and were payable in full on March 4, 2013. The Tontine Purchasers were able to convert the Notes into shares of our common stock, par value $2.50 per share, initially at a conversion price of $10.00 per share. On February 4, 2011, we repaid all of our borrowings under the Notes. Pursuant to an amendment to the Note Purchase Agreement, the Tontine Purchasers converted $15,962,541 in principal amount of the Notes into common stock at a conversion price of $8.50 per share. This conversion, coupled with a cash payment to redeem the balance of the principal amount outstanding, resulted in full satisfaction of the Notes. We offered and sold the Notes and the additional Notes paid as interest on the Notes in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
Pension Issuances in 2009 and 2010
On June 18, June 30 and July 1, 2009, we made contributions totaling 500,000 shares of common stock to our employee pension plans (the “Plans”) to satisfy certain funding obligations. The common stock was valued at 100,000 shares at $9.12, 388,000 shares at $8.10, and 12,000 shares at $8.17 or approximately $4.1 million in the aggregate. On January 12, 2010, we made a contribution of 100,000 shares of common stock to the Plans, valued at $10.95 per share or $1,095,000 in the aggregate. On March 5 and March 8, 2010, we made a contribution of 50,000 shares of common stock to the Plans, valued at 40,000 shares at $12.84 per share and 10,000 shares at $12.47 per share or approximately $650,000 in the aggregate. On August 12, 2010, we made a contribution of 100,000 shares of common stock to the Plans, valued at $9.76 per share or $976,000 in the aggregate. On September 13, 2010, we made a contribution of 225,000 shares of common stock to the Plans, valued at $10.24 per share or $2,304,000 in the aggregate. The shares of common stock were contributed to the Plans in lieu of cash contributions in private placement transactions made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. We will not receive any proceeds from the contributions.
Senior Secured Note Issuance February 2011
On February 4, 2011, we completed the issuance of $150.0 million in aggregate principal amount of 10.750% Senior Secured Notes due 2018 (the “Senior Notes”). The Senior Notes, which were sold with original issue discount of 5.0%, were issued pursuant to an indenture by and between Westmoreland Coal Company, Westmoreland Partners, as Co-Issuer, and Wells Fargo Bank, National Association, as trustee. The Senior Notes mature on February 1, 2018, with interest accruing from February 4, 2011 and payable semiannually, on February 1 and August 1 of each year, commencing August 1, 2011. The Senior Notes are our senior secured obligations, rank equally in right of payment with all of our existing and future senior obligations, and rank senior to all of our existing and future indebtedness that is expressly subordinated to the Senior Notes. The Senior Notes were offered and sold inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 and to persons outside the United States in reliance on Regulation S under the Securities Act of 1933.
ITEM 16. EXHIBITS.
See Exhibit Index on Page II-5 of this registration statement.
ITEM 17. UNDERTAKINGS.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Westmoreland Coal Company has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on April 8, 2011.

Westmoreland Coal Company
By:	/s/ Keith E. Alessi
Keith E. Alessi
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Keith E. Alessi Keith E. Alessi	President, Chief Executive Officer (Principal Executive Officer) and Director	April 8, 2011

/s/ Kevin A. Paprzycki Kevin A. Paprzycki	Chief Financial Officer (Principal Financial and Accounting Officer)	April 8, 2011

* Michael R. D’Appolonia	Director	April 8, 2011

* Thomas J. Coffey	Director	April 8, 2011

* Richard M. Klingaman	Director	April 8, 2011

/s/ Keith E. Alessi * Keith E. Alessi as Attorney-in-fact		April 8, 2011

EXHIBIT INDEX

		Incorporated by Reference
Exhibit			File			Filed
Number	Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith
3.1	Restated Certificate of Incorporation	S-1	333-117709	3.1	7/28/2004
3.2	Certificate of Correction to the Restated Certificate of Incorporation	8-K	001-11155	3.1	10/21/2004
3.3	Certificate of Amendment to the Restated Certificate of Incorporation	8-K	001-11155	3.1	9/07/2007
3.4	Certificate of Amendment to the Restated Certificate of Incorporation	8-K	001-11155	3.2	9/07/2007
3.5	Amended and Restated Bylaws	8-K	001-11155	3.1	4/11/2008
4.1	Certificate of Designation of Series A Convertible Exchangeable Preferred Stock	10-K	001-11155	3(a)	3/15/1993
4.2	Indenture between Westmoreland Coal Company (WCC) and Fidelity Bank National Association relating to the Exchange Debentures	S-1	333-117709	4.2	7/28/2004
4.3	Form of Exchange Debenture	S-1	333-117709	4.3	7/28/2004
4.4	Deposit Agreement among WCC, First Chicago Trust Company of New York and the Holders	S-1	333-117709	4.4	7/28/2004
4.5	Common Stock certificate	S-2	33-1950	4(c)	12/04/1985
4.6	Preferred Stock certificate	S-2	33-47872	4.6	5/13/1992
4.7	Form of Depository Receipt	S-1	333-117709	4.5	7/28/2004
4.8	Amended and Restated Rights Agreement, dated 2/07/2003, between WCC and EquiServe Trust Company	8-K	001-11155	4.1	02/07/2003
4.9	First Amendment to Amended and Restated Rights Agreement dated 5/02/ 2007, between WCC and Computershare Trust Company	8-A	001-11155	(l)	05/04/2007
4.10	Second Amendment to Amended and Restated Rights Agreement dated March 4, 2008, between WCC and Computershare Trust Company	8-A	001-11155	(l)	03/06/2008
4.11	Indenture, dated as of 2/04/2011, by and between Westmoreland Coal Company, Westmoreland Partners and Wells Fargo Bank, NA, as trustee and note collateral agent.	8-K	001-11155	4.1	02/10/2011
4.12	Form of 10.75% Senior Notes due 2018 (included as Exhibit A in Exhibit 4.11).	8-K	001-11155	4.2	02/10/2011
4.13	Registration Rights Agreement, dated 2/04/2011, among Westmoreland Coal Company and Westmoreland Partners and Gleacher & Company Securities, Inc., as initial purchaser	8-K	001-11155	4.3	02/10/2011
4.14	Pledge and Security Agreement dated as of 2/04/ 2011, by Westmoreland Coal Company and Westmoreland Partners in favor of Wells Fargo Bank, NA, as note collateral agent	8-K	001-11155	4.4	02/10/2011
5.1	Legal opinion of Davis, Graham & Stubbs LLP	S-1	333-158577	5.1	04/14/2009

			Incorporated by Reference
Exhibit				File			Filed
Number		Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith

Other debt instruments are omitted in accordance with Item 601(b)(4)(iii)(A) of Regulation S-K. Copies of such agreements will be furnished to the Securities and Exchange Commission upon request. Exhibits with asterisks indicate management contracts or compensatory plans or arrangements.

10.1	*	Amended and Restated 2007 Equity Incentive Plan for Employees and Non-Employee Directors	10-Q	001-11155	10/1	11/05/2010
10.2	*	Form of ISO Agreement	10-Q	001-11155	10.1	05/09/2008
10.3	*	Form of NQSO Agreement for directors	10-Q	001-11155	10.2	05/09/2008
10.4	*	Form of NQSO Agreement for persons other than directors	10-Q	001-11155	10.3	05/09/2008
10.5	*	Form of Restricted Stock Agreement for directors with time-based vesting	10-K	001-11155	10.11	03/13/2009
10.6	*	Form of Restricted Stock Agreement for directors	8-K	001-11155	10.1	08/09/2010
10.7	*	Form of Restricted Stock Agreement for employees	8-K	001-11155	10.1	07/02/2009
10.8	*	Form of Restricted Stock Unit Agreement	8-K	001-11155	10.2	08/09/2010
10.9	*	Severance Policy	8-K	001-11155	10.2	06/23/2010
10.10	*	Annual Incentive Plan/ Long-Term Incentive Plan Policy	10-K	001-11155	10.10	3/10/2011
10.11		Amended Coal Mining Lease between Westmoreland Resources, Inc. (WRI) and Crow Tribe dated 11/26/1974, as amended in 1982	10-Q	0-752	10(a)	05/15/1992
10.12		Amendment to Amended Coal Mining Lease between the Crow Tribe and WRI dated 12/02/1994	10-K	001-11155	10.16	03/13/2009
10.13		Exploration and Option to Lease Agreement between the Crow Tribe and WRI dated 2/13/2004	10-K/A	001-11155	10.17	05/08/2009
10.14		Crow Tribal Lands Coal Lease between the Crow Tribe and WRI dated 2/13/2004	10-K/A	001-11155	10.51	05/08/2009
10.15		Master Agreement dated 1/04/1999, between WCC and the UMWA	8-K	001-11155	99.2	02/04/1999
10.16		Third Amendment and Restatement of the Power Purchase and Operating Agreement between Westmoreland-LG&E Partners and Virginia Electric and Power Company for ROVA I	10-Q	001-11155	10.2	11/06/2006
10.17		Second Amendment and Restatement of the Power Purchase and Operating Agreement between Westmoreland-LG&E Partners and Virginia Electric and Power Company for ROVA II	10-Q	001-11155	10.3	11/06/2006
10.18		Senior Secured Convertible Note Purchase Agreement dated 3/04/2008 among WCC and Tontine	8-K	001-11155	10.1	03/06/2008
10.19		Amendment to Senior Secured Convertible Note Purchase Agreement dated 1/05/2011	8-K	001-11155	99.1	01/14/2011

		Incorporated by Reference
Exhibit			File			Filed
Number	Exhibit Description	Form	Number	Exhibit	Filing Date	Herewith
10.20	Registration Rights Agreement dated 3/04/2008, among WCC and Tontine	8-K	001-11155	10.2	03/06/2008
10.21	Note Purchase Agreement dated 6/26/2008 among Westmoreland Mining LLC (WML) and institutional investors	8-K	001-11155	10.1	06/26/2008
10.22	Continuing Agreement of Guaranty and Suretyship dated 6/26/2008 from various WML subsidiaries	8-K	001-11155	10.2	06/26/2008
10.23	Security Agreement dated 6/26/2008 among WML and U.S. Bank NA	8-K	001-11155	10.3	06/26/2008
10.24	Pledge Agreement dated 6/26/2008 among WCC, WML and U.S. Bank NA, for the benefit of the noteholders	8-K	001-11155	10.4	06/26/2008
10.25	Amended and Restated Credit Agreement dated 6/26/2008 among WML and PNC Bank, NA	8-K	001-11155	10.5	06/26/2008
10.26	Amended and Restated Continuing Agreement of Guaranty dated 6/26/2008 from various WML subsidiaries in favor of PNC Bank, NA	8-K	001-11155	10.6	06/26/2008
10.27	Amended and Restated Security Agreement dated 6/26/2008 among WML and U.S. Bank NA	8-K	001-11155	10.7	06/26/2008
10.28	Amended and Restated Pledge Agreement dated 6/26/2008 among WCC, WML and U.S. Bank NA	8-K	001-11155	10.8	06/26/2008
10.29	Waiver and Consent	8-K	001-11155	10.1	10/09/2009
10.30	Waiver and Consent	8-K	001-11155	10.2	10/09/2009
10.31	Membership Interest Purchase Agreement among WRI, WRI Partners, Inc., Absaloka Coal, LLC and Feedstock Investments IV, LLC dated 10/16/2008	8-K	001-11155	10.1	10/21/2008
10.32	Form of Fixed Payment Note	8-K	001-11155	10.3	10/21/2008
10.33	Form of Contingent Payment Note	8-K	001-11155	10.4	10/21/2008
21.1	Subsidiaries of WCC	10-K	001-11155	21.1	03/10/2011
23.1	Consent of Davis, Graham & Stubbs LLP (included in Exhibit 5.1)	S-1	333-158577	5.1	4/14/2009
23.2	Consent of Ernst & Young LLP					X
23.3	Consent of KPMG LLP					X
23.4	Consent of Norwest Corporation					X
24	Power of Attorney	S-1	333-158577	24	4/14/2009